[LOGO]  Companhia                                                 Press Release
        Vale do Rio Doce


                   CVRD Investments in Electricity Generation


Rio de Janeiro, October 25, 2001 - The Board of Directors of Companhia Vale do Rio Doce (CVRD) has included electricity generation as one of its core businesses. As the Brazilian energy market becomes deregulated, CVRD will be a player in the wholesale market.

The Brazilian electricity market presents good prospects. CVRD owns some of the basic competencies to thrive in the electricity generation business, like a successful track record in managing large projects and dealing with environmental protection issues. Additionally, centralized planning and management of the Company's own internal needs for electrical energy increases its ability to implement low risk generation projects, thus reducing capital cost. More specifically, the fact that CVRD Group is a large consumer of electrical energy makes it possible to enter into PPAs (Power Purchasing Agreements) that facilitate the access to long term funding, in the form of project finance.

CVRD has an investment program in electrical power based on their rigorous economic evaluation criteria. The Company is currently involved in eight hydro-electrical power plants projects. Two of them are already under operation
- Igarapava and Porto Estrela - and the remaining six are in different stages of construction. CVRD's estimated investment in the eight plants is US$ 503.5 million, with a participation in the total installed potency equivalent to 1,007 MW.

CVRD considers the acquisition of a stake on Companhia Paranaense de Energia - COPEL, an opportunity with good potential to anticipate and to increase expected earnings from its energy investment plan. The Company's interest is solely on the electricity generation assets..

Consequently, CVRD qualified to participate in the auction of COPEL through a special purpose company. However; the decision to bid for COPEL will depend on the result of the studies being conducted regarding to the expected return on investment and the structure of the transaction.

                                      CVRD                             CVRD
                       Installed      Stake                            CAPEX
                     Capacity (MW)     (%)       Start-up          (US$ million)
--------------------------------------------------------------------------------
Under Operation
    Igarapava             210         38.15      Jan 1999              89.0
    Porto Estrela         112         33.33      Sep 2001              19.5

Under construction
    Funil                 180         51.00      Dec 2002              44.2
    Candonga              140         50.00      Nov 2003              36.2
    Aimores               330         51.00      Dec 2003              73.7

Concession obtained
    Capim Branco I        240         48.42      Sep 2004              44.4
    Capim Branco II       210         48.42      Feb 2005              53.1
    Foz do Chapeco        855         40.00      Jul 2006              143.4

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                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                                          --------------------
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                                           -------------------
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                                            ------------------
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946
                                           -------------------

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.